EXHIBIT 99.1

Flora Growth Reports Fiscal Year End 2021 Results

•	Flora reports ~$9.0 million in revenue for FY 2021, versus $0.1M in FY 2020

•	Second Half 2021 revenues grew by 329% vs. First Half 2021

•	Unaudited Q1 2022 revenues show increase of 450% over Q1 2021

•	Company reiterates guidance of $35-$45M for 2022, indicating 288% - 400% projected revenue growth from fiscal year 2021

FORT LAUDERDALE, FLORIDA, TORONTO, ONTARIO – May 10, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, today reported its financial and operating results for the fiscal year ended December 31, 2021. All financial information is provided in U.S. dollars unless indicated otherwise.

“Fiscal year 2021 was a foundational year for our company as we closed our first full year of revenues. In 2022 we anticipate accelerating revenue growth as we activate our Wholesale and Life Sciences growth pillars, while fueling expansion in our global House of Brands,” said Luis Merchan, Chairman and CEO of Flora. “We are proud of the milestones we achieved in 2021, including the completion of key strategic infrastructure projects, the strengthening of our balance sheet and the deployment of our M&A strategy. In 2022, we continue to execute on our plan, highlighted by the acquisition of JustCBD, a leading consumer wellness brand. This acquisition increased Flora’s footprint to over half a million consumers and 14,000 retail stores in the United States. The transaction is already proving accretive as Flora’s unaudited revenues for April represent our strongest revenue month since inception.”

Merchan added, “The completion of our cultivation and extraction facilities has positioned Flora for success in this rapidly evolving industry, as we satisfied the requirements for the cultivation, transformation and export of up to 43.6 tonnes of THC cannabis flower. And in our Life Sciences pillar, we look forward to potential commercial distribution of pharmaceutical-grade products based on the research of Dr. Annabelle Manalo-Morgan.”

FY 2021 Financial Highlights:

•	Total revenue for the year ended December 31, 2021 was approximately $9.0 million. Revenue for the period was significantly higher when compared to the prior year, primarily reflecting that 2021 was Flora’s first full year as a revenue-generating company, which included the Company’s initial public offering (“IPO”) on the Nasdaq Capital Market (“Nasdaq”) in May 2021.

•	Gross profit on sales for the period was approximately $2.4 million and operating loss was approximately $19 million.

•	Cash on hand as of December 31, 2021 was approximately $37.6 million.

•	One-time charges for the year totaled approximately $8.2M including $4.7M in issuance costs and $3.5M in legal, accounting and other charges.

•	Company reiterates guidance of $35M-$45M USD in 2022, which would realize projected revenue growth of 288% - 400% year over year.

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FY 2021 Operating Highlights:

•	Completed its IPO listing on Nasdaq under the ticker FLGC in May 2021, as well as completed a subsequent secondary offering, raising an aggregate of approximately $53.7 million in capital through equity offerings in 2021.

•	Completed the acquisition and integration of Vessel Brand, Inc., establishing a foothold in the U.S. cannabis accessories business and improving its e-commerce capabilities across the Flora portfolio of brands.

•	Completed build-out of Flora’s all-outdoor cultivation and on-site extraction facility to prepare for Colombia’s recently announced regulations allowing for the export of high-THC dry flower.

•	Signed licensing agreement with Tonino Lamborghini for the development and distribution of cannabis-based beverage products in the United States.

•	Entered into a strategic partnership with Hoshi International to increase Flora’s presence in Portugal, Malta and other key European countries.

•	Expanded brand portfolio and retail presence, including Macys.com, Walmart.com Mexico and Coppel as well as the opening of a brick-and-mortar location in Miami, FL.

•	Initiated development of new life sciences division, Flora Life Sciences, which launched initial clinical trial protocols to study fibromyalgia in partnership with the University of Manchester.

2022 Recent Achievements:

•	Completed the acquisition of JustCBD, adding its portfolio of award-winning products and 14,000 U.S. points of distribution.

•	Received 2022 export quota for 43.6 tonnes of high-THC cannabis in Colombia and completed the necessary steps to allow for the commercial planting and export of psychoactive cannabis.

•	Interest and LOI’s for both high-THC and high-CBD flower to begin distributing globally in the third quarter of 2022.

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Results of Operations Flora Growth Corp. Consolidated Statements of Loss and Comprehensive Loss (In thousands of United States dollars, except per share amounts which are in thousands of shares)

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from March 13, 2019 (inception) to December 31, 2019
Revenue	$8,980	$106	$-
Cost of sales	6,627	35	-
Gross profit before gain on fair value of biological assets	2,253	71	-
Gross Profit	2,425	71	-
Operating Expenses	21,376	14,355	2,819
Operating Loss	(18,951)	(14,284)	2,819
Operating Loss	(18,951)	(14,284)	(2,819)
Net loss for the period	$(21,361)	$(14,334)	$(2,844)
Other comprehensive loss	$(1,147)	$16	$23
Total comprehensive loss for the period	$(22,508)	$(14,318)	$(2,821)

Weighted average number of common shares outstanding - basic and diluted	43,954	29,901	14,892

Earnings Call: May 10, 2022, at 9am ET

Flora Growth will host its FY 2021 earnings call via webcast on May 10, 2022, at 9 AM ET following the release of the Company’s FY 2021 financial results. During the webcast, Flora management will deliver financial results, operational results and provide comments on the Company’s 2022 commercial operation, house of brands and life sciences strategies. Following the presentation, Flora will open the floor to analysts, media and investors in a Q&A session.

Live Audio Webcast Details:

Date: May 10, 2022

Time: 9 AM ET

Online Participation Link: https://floragrowth.com/flora-growth-2021-earnings/

The live webcast will be available online through the above participant link and will be archived and available on the Company’s website within approximately 24 hours.

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About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands, designed to deliver the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social [media] for more information.

Investor Relations Contact:

James Williams

james.williams@floragrowth.com

Public Relations Contact:

Cassandra Dowell

+1 (858) 221-8001

flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: expected future revenue, integration of our recent acquisitions, expansion of our global footprint, expansion of our product offerings; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or the forward-looking events discussed in this document and other statements made from time to time by us or our representatives not occurring, except as may be required by applicable law.

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